Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS REPORTS SECOND QUARTER 2023 FINANCIAL RESULTS AND PROVIDES CORPORATE UPDATE

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Positive topline data reported in July from TREK-AD, a Phase 2b study of eblasakimab that met the primary endpoint across three dose arms with statistical significance. The data established eblasakimab, a potential first-in-class antibody, as the first biologic in moderate-to-severe atopic dermatitis to demonstrate a competitive efficacy profile with once-monthly dosing from initiation
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Data supports advancement of eblasakimab into Phase 3 clinical development program in 2024
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Readouts from TREK-DX (TRials in EblasaKimab in Dupilumab eXperienced AD patients) Phase 2 study of eblasakimab and FAST-AA (FArudodstat STudy in Alopecia Areata) Phase 2a study of farudodstat both expected in the first quarter of 2024
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Company maintains healthy operating position with $40.9 million in cash and cash equivalents as of June 30, 2023; $12.0 million upfront strategic license payment received in July, expected cash runway extended into the second half of 2024

San Mateo, California, and Singapore, August 11, 2023 – ASLAN Pharmaceuticals (Nasdaq: ASLN), a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients, today announced financial results for the second quarter ended June 30, 2023, and provided an update on recent corporate activities.

“The positive topline data from the TREK-AD Phase 2b study that we announced in July positions eblasakimab as a potential leading therapy in treating atopic dermatitis and other allergic disease. Eblasakimab is the first biologic to demonstrate a monthly dosing regimen from the start of treatment without compromising on efficacy,” said Dr Carl Firth, CEO, ASLAN Pharmaceuticals. “The topline data, in addition to the further analysis still ongoing and the supportive findings from our patient and physician surveys, support our planning of a pivotal Phase 3 study of eblasakimab, which we would expect to initiate in 2024 alongside a global commercial partner. Also this quarter, we presented translational data demonstrating that blockade of the IL-13 receptor with eblasakimab resulted in lower levels of allergy-related Th2 cytokines and pro-inflammatory Th1 cytokines when compared to blockade of the IL-4 receptor, the target of dupilumab, supporting the differentiated clinical profile demonstrated in TREK-AD.

“Additional significant accomplishments achieved during the second quarter include the initiation of the Phase 2 trial for farudodstat in alopecia areata and signing our first licensing agreement for eblasakimab in Japan with leading pharmaceutical company Zenyaku Kogyo, who will conduct additional clinical trials in this important commercial territory. With a catalyst-rich pipeline, including our upcoming data readouts in early 2024 from TREK-DX and FAST-AA, we look forward to providing updates on these important milestones,” he continued.

Second quarter 2023 and recent business highlights

Q2 and recent clinical developments

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In May, two abstracts showcasing new data on eblasakimab and farudodstat were presented at the first International Societies for Investigative Dermatology (ISID) Meeting in Tokyo, Japan. The late-breaker abstract on eblasakimab revealed that selective targeting of IL-13Rα1 with eblasakimab may lead to more efficient reduction of Th2 inflammation without increasing levels of Th1 cytokines, compared to IL-4Rα blockade, in patients with moderate-to-severe atopic dermatitis (AD). The second late-breaker abstract showcased farudodstat’s potential to protect against immune privilege (IP) collapse in alopecia areata (AA). The posters can be accessed in the “Publications” section of ASLAN’s website.
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In May, the first patient was dosed in the FAST-AA study, a Phase 2a proof-of-concept study of farudodstat in patients with severe AA. ASLAN expects to report interim topline data from the study, which investigates farudodstat’s efficacy and safety in patients with at least 50% scalp hair loss over a 12-week treatment period, in the first quarter of 2024.
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In June, ASLAN and Zenyaku Kogyo Co., Ltd (Zenyaku), a leading Japanese pharmaceutical company, announced a strategic licensing agreement to develop and commercialize eblasakimab in AD and all other indications in Japan. ASLAN received an upfront payment of $12.0 million and is eligible to receive up to an additional $123.5 million in development and commercial milestones, plus tiered royalties on sales in double digit percentages ranging up to low twenties. Zenyaku plans to initiate a Phase 1 study of eblasakimab in Japan in the first half of 2024. ASLAN retains an option that can be exercised at any time to reacquire the rights to eblasakimab in Japan in the future.
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In June, data from the Phase 1a single-ascending-dose study of eblasakimab was published in Clinical Immunology, a bimonthly, peer-reviewed journal, supporting eblasakimab’s potential as a novel, differentiated treatment for AD. The publication can be accessed here.
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In June, preclinical data on farudodstat from ASLAN’s research collaboration with Monasterium Laboratories, a leader in the field of skin and hair research, was presented in an oral symposium at the 20th European Hair Research Society Meeting in Sheffield, UK. The presentation, titled “Exploring the potential of farudodstat, a DHODH inhibitor, as an alopecia areata therapeutic in a novel ex vivo model of human hair follicle immune privilege collapse”, showed that farudodstat has the potential to protect against IP collapse in a new translational human model of AA.
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In July, ASLAN published a perspective article in Annals of Allergy, Asthma and Immunology, in collaboration with Emma Guttmann-Yassky MD, PhD, titled “Targeting type 2 immune activation beyond atopic dermatitis”. The article discusses the potential of a therapeutic like eblasakimab to treat a range of Type 2 driven comorbidities beyond AD. The open access article can be read here.
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In July, ASLAN announced positive topline data from the Phase 2b dose-ranging TREK-AD (TRials with EblasaKimab in Atopic Dermatitis) study of eblasakimab that met the primary endpoint across three dose arms with statistical significance. Eblasakimab is the first biologic in moderate-to-severe AD to demonstrate a competitive efficacy profile with once-monthly dosing from initiation comparable to once every two weeks. ASLAN’s management team hosted a webcast to discuss the topline data, a recording of the webcast and presentation materials are available on ASLAN’s website.

Anticipated upcoming milestones

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Additional data from TREK-AD on biomarkers and patient reported outcomes to be submitted for publication at a scientific congress in the fourth quarter of 2023.
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Topline data from the TREK-DX trial of eblasakimab in dupilumab experienced patients is expected in the first quarter of 2024.
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Topline interim data from the FAST-AA study of farudodstat is expected in the first quarter of 2024.
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Phase 1 trial of eblasakimab in Japan is expected to be initiated by Zenyaku in the first half of 2024.
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Meeting with the US Food and Drug Administration and subsequent initiation of the Phase 3 clinical program for eblasakimab is expected to occur in 2024.

Second quarter 2023 financial highlights

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As of June 30, 2023, the Company had cash and cash equivalents of $40.9 million. $12.0 million upfront strategic license payment from Zenyaku received in July, extending the Company’s expected cash runway into the second half of 2024.
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Cash used in operations for the second quarter of 2023 was $17.8 million compared to $9.7 million in the same period in 2022. The increased cash burn in the second quarter of 2023 included the settlement of $8.9 million of outstanding payables from the previous quarter.
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Research and development expenses were $11.6 million in the second quarter of 2023 compared to $10.0 million in the second quarter of 2022. The increase was due to higher clinical development and manufacturing costs for the eblasakimab studies.
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General and administrative expenses were $2.8 million in the second quarter of 2023 compared to $2.3 million in the second quarter of 2022.
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Net loss attributable to stockholders for the second quarter of 2023 was $1.9 million compared to a net loss of $13.0 million for the second quarter of 2022. The decrease was due to licensing revenues of $12.0 million recognized in the second quarter of 2023.
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The weighted average number of American Depositary Shares (ADS) outstanding in the computation of basic loss per share for the second quarter of 2023 was 16.4 million (representing 411.1 million ordinary shares) compared to 13.9 million (representing 348.7 million ordinary shares) for the second quarter of 2022. One ADS is the equivalent of twenty-five ordinary shares.

ASLAN Pharmaceuticals Limited

CONSOLIDATED BALANCE SHEETS

(In US Dollars, other than shares or share data)

	December 31, 2022 (audited)	June 30, 2023 (unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$56,902,077	$40,943,949
Trade receivable	—	12,000,000
Other assets	3,976,350	2,135,067
Total current assets	$60,878,427	$55,079,016
NON-CURRENT ASSETS
Investment in associate company	8,587	—
Property, plant and equipment	43,140	39,868
Right-of-use assets	249,601	83,197
Intangible assets	5,836	3,776
Total non-current assets	307,164	126,841
TOTAL ASSETS	$61,185,591	$55,205,857
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables	$12,784,485	$6,304,936
Other payables	2,325,038	2,413,569
Lease liabilities - current	215,671	68,214
Current borrowings	7,748,831	13,382,359
Financial liabilities at fair value through profit or loss	90,213	2,189,409
Total current liabilities	23,164,238	24,358,487
NON-CURRENT LIABILITIES
Long-term borrowings	29,656,133	24,476,535
Total non-current liabilities	29,656,133	24,476,535
Total liabilities	52,820,371	48,835,022
EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY
Ordinary shares	63,019,962	63,700,842
Capital surplus	223,910,955	242,233,536
Accumulated deficits	(278,386,749)	(299,384,595)
Other reserves	(178,948)	(178,948)
Total equity attributable to stockholders of the Company	8,365,220	6,370,835
Total equity	8,365,220	6,370,835
TOTAL LIABILITIES AND EQUITY	$61,185,591	$55,205,857

ASLAN Pharmaceuticals Limited

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In US Dollars, other than shares or share data)

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2022	2023	2022	2023
NET REVENUE	$—	$12,000,000	$—	$12,000,000
COST OF REVENUE	—	—	—	—
GROSS PROFIT	—	12,000,000	—	12,000,000
OPERATING EXPENSES
General and administrative expenses	(2,319,516)	(2,767,264)	(4,855,049)	(6,814,831)
Research and development expenses	(9,980,936)	(11,597,088)	(19,339,046)	(25,652,648)
Total operating expenses	(12,300,453)	(14,364,352)	(24,194,095)	(32,467,479)
LOSS FROM OPERATIONS	(12,300,453)	(2,364,352)	(24,194,095)	(20,467,479)
NON-OPERATING INCOME AND EXPENSES
Other income	37,420	—	156,749	134
Interest income	41,373	68,911	43,797	393,458
Impairment loss of associate accounted for using equity method	(50,109)	—	(50,109)	—
Other gains	268,059	1,592,595	344,683	1,351,720
Finance costs	(877,300)	(1,127,491)	(1,960,321)	(2,202,341)
Total non-operating income and expenses	(580,557)	534,015	(1,465,201)	(457,029)
Share in (losses)/gain of associated company, accounted for using equity method	(153,871)	2,946	(312,372)	(8,587)
LOSS BEFORE INCOME TAX	(13,034,881)	(1,827,391)	(25,971,668)	(20,933,095)
INCOME TAX EXPENSE	—	(58,158)	—	(64,751)
NET LOSS FOR THE PERIOD	(13,034,881)	(1,885,549)	(25,971,668)	(20,997,846)
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	$(13,034,881)	$(1,885,549)	$(25,971,668)	$(20,997,846)
NET LOSS ATTRIBUTABLE TO:
Stockholders of the Company	$(13,034,881)	$(1,885,549)	$(25,971,668)	$(20,997,846)
Non-controlling interests	—	—	—	—
	$(13,034,881)	$(1,885,549)	$(25,971,668)	$(20,997,846)
TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Stockholders of the Company	$(13,034,881)	$(1,885,549)	$(25,971,668)	$(20,997,846)
Non-controlling interests	—	—	—	—
	$(13,034,881)	$(1,885,549)	$(25,971,668)	$(20,997,846)
LOSS PER ORDINARY SHARE
Basic and diluted	$(0.04)	$(0.00)	$(0.07)	$(0.05)
LOSS PER EQUIVALENT ADS
Basic and diluted	$(0.93)	$(0.11)	$(1.86)	$(1.34)
Weighted-average number of ordinary shares in the computation of basic loss per ordinary share	348,723,365	411,071,936	348,723,365	391,014,637
Weighted-average number of ADS in the computation of basic loss per ADS	13,948,935	16,442,877	13,948,935	15,640,585

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq: ASLN) is a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients. ASLAN is developing eblasakimab, a potential first-in-class antibody targeting the IL-13 receptor in moderate-to-severe atopic dermatitis (AD) with the potential to improve upon current biologics used to treat allergic disease, and has recently reported positive topline data from a Phase 2b dose ranging study in moderate-to-severe AD. ASLAN is also developing farudodstat, a potent oral inhibitor of the enzyme dihydroorotate dehydrogenase (DHODH) as a potential first-in-class treatment for alopecia areata (AA) in a Phase 2a proof-of-concept trial with an interim readout expected in 1Q 2024. ASLAN has teams in San Mateo, California, and in Singapore. For additional information please visit the website or follow ASLAN on LinkedIn.

Forward looking statements

This release contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the "Company"). These forward-looking statements may include, but are not limited to statements regarding the potential fees, milestone and royalty payments and development activities under the strategic license agreement; the Company’s business strategy and clinical development plans; the Company’s plans to develop and commercialize eblasakimab and farudodstat; the safety and efficacy of eblasakimab and farudodstat; the Company’s plans and expected timing with respect to manufacturing activities, clinical trials, clinical trial enrolment and clinical trial results for eblasakimab and farudodstat; the potential of eblasakimab as a first-in-class treatment for atopic dermatitis and of farudodstat as a first-in-class treatment for alopecia areata; the potential benefits, capabilities and results of the Company’s collaboration efforts; and the Company’s cash runway. The Company’s estimates, projections and other forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations, or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, unexpected safety or efficacy data observed during preclinical or clinical studies; the fact that results of earlier studies and trials may not be predictive of future trial results; the fact that the Company will have limited control over the efforts and resources that Zenyaku devotes to advancing development programs under the strategic license agreement; the Company may not receive the potential fees and payments under the strategic license agreement or fully realize the benefits of the strategic license agreement; the Company may never exercise its option to reacquire rights to eblasakimab in Japan in the future; clinical site activation rates or clinical trial enrolment rates that are lower than expected; the impact of the COVID-19 pandemic, the ongoing conflict between Ukraine and Russia and bank failures on the Company’s business and the global economy; general market conditions; changes in the competitive landscape; and the Company’s ability to obtain sufficient financing to fund its strategic and clinical development plans. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001- 38475), including the Company’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 24, 2023. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections, and other forward-looking statements. Estimates, projections, and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection, or forward-looking statement.

Ends

ASLAN Media and IR contacts

Emma Thompson Spurwing Communications Tel: +65 6206 7350 Email: ASLAN@spurwingcomms.com	Ashley R. Robinson LifeSci Advisors, LLC Tel: +1 (617) 430-7577 Email: arr@lifesciadvisors.com